UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

April 26, 2024

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a session held on April 26, 2024, IFS’ Board of Directors unanimously approved:

1.
the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”);
2.
the filing of the 2023 Annual Report; and
3.
the 2023 audited consolidated financial statements prepared under the PCAOB rules and auditing standards.

The 2023 Annual Report can be accessed by visiting the SEC’s website, www.sec.gov, and can also be found on IFS’ website, www.ifs.com.pe, under the “Investor Relations” section, “SEC Filings” subsection. In addition, shareholders may receive a hard copy of the 2023 Annual Report, including the audited consolidated financial statements included in such report, free of charge, by requesting a copy to IFS’ Investor Relations Office, at ir@intercorp.com.pe. The documents will be delivered as soon as possible.

Any URLs are intended to be inactive textual references only. They are not intended to be active hyperlinks to IFS’ or SEC’s websites and the information on such websites, which may be accessible through a hyperlink resulting from those URLs, are not and shall not be deemed to be incorporated into this Form 6-K.

Any inquiries can be directed to Cecilia Ramirez, IFS’ Investor Relations Officer, at gramirezr@intercorp.com.pe.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: April 26, 2024	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel